Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated January 4, 2011

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.walletpop.com on December 29, 2010.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

New Year's Resolution: Get Out of Credit Card Debt With a Lending Club Loan

Josh Smith

Dec 29th 2010 at 1:00PM

Filed under: Banking, Personal Loans

As 2010 winds to a close, New Year Resolutions are on our minds and as always, getting out of credit card debt remains a big goal for many of our readers. There are many ways to cut credit card debt, but one of our favorite ways is to get a lower interest rate and a fixed repayment term with a personal loan from a peer-to-peer lender like Lending Club.

Joshua McElravy of Fremont, Calif., recently used lending club to consolidate credit card debt into a personal loan and was able to cut his interest rates from 24% to 26% down to 7.88% with a fixed 36-month term.

In an email interview, McElravy told WalletPop that he chose Lending Club over local banks because the banks all wanted collateral and he didn't want to put up his car, which he had already paid off, for a personal loan .

"I resolved in 2009 to get a hold of my credit card debt. I have been able to refinance about $10,000 total in credit card debt that would have taken several years to pay off, due to the high interest rates," McElravy told WalletPop, adding, "Although my monthly payment is about the same, I will have all of it payed off within the next two or three years. I plan on making extra payments when I can."

This experience is similar to what we found when we looked at what it is like to get a loan from a peer-to-peer lender in our review of Lending Club back in March. After 9 months with a new, lower loan rate and a fixed payment schedule, we are still happy with our peer-to-peer loan.

"As many Americans resolve to get rid of debt in the new year, a Lending Club personal loan offers a refreshing alternative to the traditional lending institutions," said Rob Garcia Sr. Director of Product Strategy at Lending Club. in an email to WalletPop, "better loan rates, instant rate quote, and fixed monthly payments mean our borrower can pay off existing balances faster and more cheaply."

The rates on peer-to-peer loans from Lending Club are favorable when compared to the credit card rates offered from many big issuers. The national average interest rate from Lending Club on a 36-month loan is 9.8%, while it is 14.34% on credit cards as reported on Creditcards.com. There are even greater savings to be had for borrowers with a good credit score.

In addition to the lower rate, we also like the ability to handle the entire lending process online with the exception of one phone call to verify some of the information. When you compare this to other lenders, such as Wells Fargo or Capital One that require you to call a banker or have an invitation to get a personal loan, the advantage is clear.

One caveat that McElravy notes is that you do need to have decent credit to get a loan through Lending Club. Currently, the minimum score is a 660, so not everyone will qualify. Another thing to keep in mind is that if you are a member of a credit union or a community bank, we do suggest you check with your banker because you can often get a favorable rate without lots of red tape or upselling.

If you want to cut your debt in 2011, getting a personal loan that transforms your high-interest rate credit card debt to a lower rate personal loan with a fixed repayment schedule is one of the best steps you can take. Thanks to Lending Club's streamlined online loan process, getting a personal loan is easier, and smarter, than ever.